UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

Floor 14, Block B

No. 1004 Chuangye Avenue

Bao’an District, Shenzhen 518000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Mercurity Fintech Holding Inc., a Cayman Islands company (the “Company”), originally filed a current report on Form 6-K (the “Current Report”), with the Securities and Exchange Commission on January 28, 2022 (the “Original Furnishing Date”). This amendment (the “Amendment”) to the Current Report on Form 6-K/A is being furnished solely for the purposes of providing as exhibits the English translations of the Beijing Lianji VIE Termination Agreement and Beijing Mercurity VIE Termination Agreement, which were not yet available on the Original Furnishing Date.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any other item of the Current Report. Unless defined herein, capitalized terms shall have the meanings set forth in the Current Report.

EXHIBITS

Exhibit Number	Description

10.1	English Translation of the Form of Beijing Lianji VIE Termination Agreement
10.2	English Translation of the Form of Beijing Mercurity VIE Termination Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By	:	/s/ Wei Zhu
Name	:	Wei Zhu
Title	:	Co-Chief Executive Officer and Acting Chief Financial Officer

Date: February 7, 2022